MacCallum Horn LLP



September 26, 2003

Anton Dist. Inc.
254 - 16 Midlake Blvd SE
Calgary, Alberta
T2X 2X7

Attention:	Lance Larson

Dear Mr. Larson

	RE: Resignation of Auditor

In accordance with Regulation S-K 304, we have resigned as auditor of Anton Dist. Inc. effective immediately. We confirm that we have issued a standard auditor's report for the past two years with no qualifications or modifications. We also confirm that there has been no disagreements with management on any accounting issues or that a change was recommended by the Board of Directors or the Audit Committee.

Please contact us if you have any questions or concerns.

Yours truly,

MacCallum Horn LLP



/s/Harold VanderSchee, CA

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